

Mail Stop 3561

February 26, 2016

Mr. Robert Bertrand
President and Chief Financial Officer
Soupman, Inc.
1110 South Avenue, Suite 1000
Staten Island, NY 10314

> **Re:** **Soupman, Inc.**
> **Form 10-K for the Fiscal Year Ended August 31, 2015**
> **Filed December 15, 2015**
> **Form 10-Q for the Quarterly Period Ended November 30, 2015**
> **Filed January 19, 2016**
> **File No. 0-53943**

Dear Mr. Bertrand:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended August 31, 2015

Item 9A. Controls and Procedures

(a) Evaluation of Disclosure Controls and Procedures, page 41

1. The conclusion is the first paragraph that your disclosure controls and procedures are effective is contradicted later in the first paragraph with disclosure of what must be done in order to make your disclosure controls and procedures effective. Please revise to clearly communicate your conclusion. Refer to Item 307 of Regulation S-K.

Item 15. Exhibits, Financial Statement Schedules, page 51

2. We note that your annual report is incorporated by reference in Form S-8 filed February 4, 2011. As such, please provide the consent of your independent registered public accounting firm or tell us why a consent is not required. Refer to Item 601(b)(23)(ii) of Regulation S-K.

Form 10-Q for the Quarterly Period Ended November 30, 2015

Item 4. Controls and Procedures, page 20

3. Please disclose any change in your internal control over financial reporting identified in connection with the evaluation of disclosure controls and procedures that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please refer to Item 308(c) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or me at (202) 551-3344 with any questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products